EXHIBIT 99.1

POET Wins “Best in Artificial Intelligence” Honors at 2024 Global Tech Awards

TORONTO, Oct. 16, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, has been named the winner of the “Best in Artificial Intelligence” category at the prestigious 2024 Global Tech Awards, announced on October 14. The honor is the third top prize the Company has received in 2024, following recognition by the AI Breakthrough Awards for “Best Optical AI Solution” and the Gold Prize for “AI Innovator of the Year” from the Merit Awards.

POET Technologies was chosen as the Best in the Artificial Intelligence category due to “its innovative approach to powering AI networks and hyperscale data centers.” “POET’s commitment to improving the performance and scalability of AI infrastructure sets it apart as a leader in the industry,” commented Sirisha Lanka, Managing Director of the Global Tech Awards. Founded in 2022, the awards’ mandate is to “recognize and celebrate excellence in technology.” Among the judges were executives from enterprises such as Amazon, Microsoft, and Oracle.

“We’re thrilled to be recognized by industry experts who acknowledge the groundbreaking nature and positive commercial impacts of the POET Optical Interposer™ platform technology and the growing suite of products we are building from it,” said Dr. Suresh Venkatesan, POET Chairman & CEO. “Winning the Best in Artificial Intelligence honor from the Global Tech Awards is another stellar indication of why an increasing number of the leading companies in our industry are turning to POET for solutions that will help them grow their market share and assist them in developing new products that address the demand for AI networking and data center connectivity.”

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers.  POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems.  POET’s Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles.  POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore.  More information about POET is available on our website at www.poet-technologies.com.

About Global Tech Awards
The Global Tech Awards is a prestigious platform that recognizes and celebrates the very best in technology. With a focus on innovation creativity and excellence, the Global Tech Awards aims to identify and reward the most exceptional technology solutions and services from around the world. The awards are open to businesses, organizations and individuals who are creating and delivering innovative technologies that are driving progress and shaping the future. If you are developing cutting-edge technology and want to showcase your achievements to the world, consider entering the Global Tech Awards today. www.globaltechaward.com

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements
This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and expectations regarding its successful penetration of the Artificial Intelligence hardware markets.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the size, future growth and needs of Artificial Intelligence network suppliers, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of new products, financing activities, future growth, recruitment of personnel, reorganization efforts, plans for and completion of projects by the Company’s consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of Artificial Intelligence networks to continue to grow as expected, the failure of the Company’s products to meet performance requirements for AI and datacom networks, lack of sales in its products, lack of sales by its customers to end-users, operational risks in the completion of the Company’s projects, risks affecting the Company’s ability to complete its products, the ability of the Company to generate sales for its products, the ability of its customers to generate sales for products that incorporate the Company’s products, the ability to attract key personnel, the failure of its reorganization efforts and the ability to raise additional capital when needed. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/96c01282-3fb8-4e31-b9b1-b8c12e73564d